EX-99.77H - Safeco Common Stock Trust

On November 3, 2004, the Safeco  401(k)/Profit  Sharing Retirement Plan redeemed
813,099 shares of the Safeco International Stock Fund. At the time of the redemption, this represented 27% of the shares outstanding of the fund. This redemption did not result in any new shareholders acquiring control of the fund.

On October 21, 2004, the Safeco 401(k)/Profit Sharing Retirement Plan redeemed 6,516 shares of the Safeco Small-Cap Value Fund. This redemption, along with other daily net subscriptions/redemptions throughout the year, reduced the controlling interest of the Safeco 401(k)/Profit Sharing Retirement Plan to below 25% of the outstanding shares of the fund. On November 3, 2004, the remaining shares of 881,302.624 held by the Safeco 401(k)/Profit Sharing
Retirement Plan were liquidated. These redemptions did not result in any new shareholders acquiring control of the fund.